

March 30, 2011

Mr. Joel I. Beerman
Vice President, General Counsel and Secretary
Georgia Gulf Corporation
115 Perimeter Center Place, Suite 460
Atlanta, GA 30346

  RE: Georgia Gulf Corporation
    Item 4.01 Form 8-K filed March 21, 2011
    Item 4.01 Form 8-K/A filed March 25, 2011
    File No. 1-9753

Dear Mr. Beerman:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Jeffrey Gordon
        Staff Accountant